EXHIBIT 12

Chesapeake Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio of earnings to fixed charges)

	Three Months Ended		Fiscal Years Ended
	04/03/05	04/04/04	01/02/05	12/28/03	12/29/02	12/30/01	12/31/00
Earnings:
Pre tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from equity investees	2.9	0.8	9.3	24.8	11.7	1.3	(0.3)
Fixed charges	9.8	12.3	40.1	46.7	48.6	44.2	44.8
Amortization of capitalized interest	0.0	0.0	0.1	0.1	0.1	—	—
Pre tax losses of equity investees	—	—	—	—	—	(0.4)	(0.6)

	12.7	13.1	49.4	71.6	60.4	45.1	43.9

Less capitalized interest	—	0.4	0.4	1.0	0.1	—	—
Less minority interest	—	(0.2)	(0.7)	(1.0)	(0.2)	(0.1)	(0.3)

Total Earnings	12.7	12.9	49.7	71.6	60.5	45.2	44.2

Fixed Charges:
Interest expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness	9.2	11.7	37.8	44.3	46.3	41.7	42.9
Estimated interest component of rental expense (1)	0.6	0.6	2.3	2.4	2.3	2.5	1.9

Total Fixed Charges	9.8	12.3	40.1	46.7	48.6	44.2	44.8

Ratio of earnings to fixed charges	1.30	1.05	1.24	1.53	1.24	1.02	— (2)

(1)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.

(2)	Earnings as defined, were inadequate to cover fixed charges by $0.6 million